Exhibit 99.1
Calgary, Alberta
March 14, 2008

NEWS RELEASE:	Paramount Resources Ltd. Financial and Operating Results For The Year Ended December 31, 2007
Paramount Resources Ltd. (TSX: POU) (“Paramount” or the “Company”) announces its financial and operating results for the year ended December 31, 2007.
Financial and Operating Highlights (1)

	Three months ended			Year ended December 31
($ millions, except as noted)	Dec. 2007	Sep. 2007	Change	2007	2006	Change

Financial
Petroleum and natural gas sales	61.8	61.9	(0.1)	283.4	312.6	(29.2)
Funds flow from operations	18.0	21.7	(3.7)	100.5	171.6	(71.1)
Per share — diluted ($/share)	0.26	0.31	(0.05)	1.42	2.53	(1.11)
Net earnings (loss)	(156.5)	(82.2)	(74.3)	416.2	(17.8)	434
Per share — diluted ($/share)	(2.29)	(1.17)	(1.12)	5.89	(0.26)	6.15
Capital expenditures	68.9	38.2	30.7	336.7	528.8	(192.1)
Long-term investments (2)	322.1	338.4	(16.3)	322.1	582.9	(260.8)
Total assets	1,299.8	1,484.0	(184.2)	1,299.8	1,419.0	(119.2)
Net debt (3)	15.9	(69.0)	84.9	15.9	593.4	577.5
Common shares outstanding (thousands)	67,681	69,037	(1,356)	67,681	70,279	(2,598)

Operating
Sales volumes:
Natural gas (MMcf/d)	67.6	73.5	(5.9)	78.8	81.6	(2.8)
Oil and NGLs (Bbl/d)	2,984	3,977	(993)	3,536	3,653	(117)
Total (Boe/d)	14,248	16,231	(1,983)	16,669	17,256	(587)
Gas weighting	79%	76%		79%	79%

Reserves
Proved plus probable (4)
Natural gas (Bcf)				192.8	277.0	(84.2)
Crude oil and NGLs (MBbl)				9,135	10,055	(920)
Total (MBoe)				41,270	56,225	(14,955)
Estimated net present value before tax @ 10%
Proved				477.3	591.0	(113.7)
Proved plus probable				679.5	972.1	(292.6)
Net undeveloped land (thousands of acres)				1,287	2,286	(999)

Total wells drilled (gross)	42	39	3	159	398	(212)

(1)	Readers are referred to the advisories concerning non-GAAP measures and barrel of oil equivalent under the heading “Advisories” in this document.
(2)	Based on the period-end closing prices of Trilogy Energy Trust units (“Trilogy”) and MGM Energy Corp. (“MGM Energy”) shares on the Toronto Stock Exchange, $12.00/share for North American (2006) and book value of the remaining long-term investments.
(3)	Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion Analysis.
(4)	Working interest reserves before royalty deductions, using forecast prices and costs.

Significant Events
During 2007 Paramount continued its transition to a more focused exploration and production company by disposing of certain non-core properties and other investments and focusing on its core areas within each Corporate Operating Unit. Paramount also continues to add to its portfolio of strategic investments.
Strategic Investments
Paramount sold two investments and began operations in Paramount Drilling.
•	Sold the Company’s investment in North American Oil Sands Corporation for cash proceeds of $682.4 million resulting in a before tax gain of $528.6 million.
•	Sold the Company’s Surmont properties for total consideration of $301.7 million resulting in a before tax gain of $271.0 million.
•	Successfully completed the spinout of MGM Energy and retained an equity interest in the new entity.
•	Invested an additional $9.0 million in 3.3 million common shares of MGM Energy.
•	Invested $14.2 million in 2.1 million units of Trilogy and participated in Trilogy’s distribution reinvestment program acquiring an additional 0.6 million units.
Principal Properties
Paramount continued to focus on the major properties within each Corporate Operating Unit, including more development opportunities in the United States.
•	Commenced oil program in North Dakota using Paramount’s two new drilling rigs.
•	Received regulatory approval for waterflood and commenced Good Production Practice at Crooked Creek in Grande Prairie.
Corporate
Paramount used the proceeds from asset disposals to achieve greater balance sheet flexibility.
•	Reduced debt by $374.2 million.
•	Purchased 3.3 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid program for $54.9 million.

Outlook
Paramount’s Board has approved a 2008 exploration and development budget of $130 million, excluding land purchases, and expects 2008 annual average production of approximately 15,250 Boe/d. The 2008 budget will focus on the development of conventional oil opportunities in North Dakota, Montana and at Crooked Creek in Alberta, natural gas opportunities in the Deep Basin at Kaybob, and maintaining coal bed methane production at Chain.
Subsequent Events
Subsequent to December 31, 2007 Paramount:
•	Purchased US$45.0 million principal amount of US Senior Notes on the open market;
•	Paid $22.3 million to settle the outstanding foreign exchange collar and entered a new foreign exchange collar with a notional amount of US$90.0 million, a floor of CDN$1.0200/USD and ceiling of CDN$0.9821/USD expiring July 31, 2008;
•	Purchased 6,400 Paramount Common Shares for $0.1 million under the Amended NCIB;
•	Purchased 1.9 million units of Trilogy for $13.7 million and acquired 0.4 million units by participating in Trilogy’s distribution reinvestment plan;
•	Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company, representing approximately 20 percent of the outstanding common shares for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton;
•	Entered into financial commodity contracts to sell 40,000MMbtu/d of natural gas from April to October 2008 at a weighted average NYMEX price of US$9.07/MMbtu and 20,000MMbtu/d from November 2008 to March 2009 at a weighted average NYMEX price of US$9.99/MMbtu;
•	Received $75.0 million cash on repayment of the note receivable from MEG Energy; and
•	Sold non-core Northern properties for $6.4 million.
ADDITIONAL INFORMATION
A copy of Paramount’s complete results for the year ended December 31, 2007, including Management’s Discussion and Analysis and Consolidated Financial Statements can be obtained at [ • ] . This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.
ABOUT PARAMOUNT
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

ADVISORIES
NON-GAAP MEASURES
In this news release, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — diluted” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. “Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Net debt” is calculated and defined in the Liquidity and Capital Resource section of Paramount’s Management’s Discussion and Analysis for the period ended December 31, 2007. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.
FORWARD-LOOKING INFORMATION
Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:
•	the ability of Paramount to obtain required capital to finance its exploration, development and operations;
•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;
•	the ability of Paramount to market its oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;
•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;
•	the timely receipt of required regulatory approvals;

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
•	the ability of Paramount’s management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

•	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	risks and uncertainties involving the geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

•	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

•	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	the availability of future growth prospects and Paramount’s expected financial requirements;

•	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

•	Paramount’s ability to enter into or continue leases;

•	health, safety and environmental risks;

•	Paramount’s ability to secure adequate product transportation and storage;

•	imprecision in estimates of product sales and the anticipated revenues from such sales;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather conditions;

•	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

•	changes in taxation laws and regulations and the interpretation thereof;

•	changes in environmental laws and regulations and the interpretation thereof;

•	the cost of future abandonment activities and site restoration;

•	the ability to obtain necessary regulatory approvals;

•	risks associated with existing and potential future law suits and regulatory actions against Paramount;

•	uncertainty regarding aboriginal land claims and co-existing with local populations;

•	loss of the services of any of Paramount’s executive officers or key employees;

•	the impact of market competition;

•	general economic and business conditions; and

•	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY
This news release contains disclosure expressed as “Boe” and “Boe/d” All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
For further information, please contact:
Paramount Resources Ltd.
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994